Exhibit 99.3

Psyence Biomedical Ltd.

(Formerly the carve-out of Psyence Biomed Corp.)

Consolidated Financial Statements

For the years ended March 31, 2024 and 2023

Expressed in United States Dollars

(USD $)

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards. These financial statements contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, MNP LLP, are appointed by the audit committee to conduct an audit and their report follows.

“Dr. Neil Maresky”

Chief Executive Officer

Toronto, Canada

July 26, 2024

MNP

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PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Psyence Biomedical Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Psyence Biomedical Ltd. (the “Company”) as at March 31, 2024 and 2023, and the related consolidated statements of net loss and comprehensive loss, changes in shareholder equity, and cash flows for each of the years in the two-year period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended March 31, 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Change in Accounting Policy

As discussed in Note 3 to the consolidated financial statements, the Company has changed its presentation currency from Canadian dollars to U.S. dollars. The change in presentation currency is as of January 25, 2024, and this change has been retrospectively applied in the consolidated financial statements.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and has not generated any revenue to date, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Burlington, Canada	/s/ MNP LLP Chartered Professional Accountants
July 25, 2024, except for the share consolidation described in Note 1, 4, 5, 9, 10, 12 and the subsequent events described in Note 19, as to which the date is January 23, 2025.	Licensed Public Accountants

We have served as the Company’s auditor since 2023.

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PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Consolidated Statements of Financial Position

As at March 31, 2024 and March 31, 2023

		As at March	As at March	As at March
	Note	31, 2024	31, 2023	31, 2022
USD$	(1)	(Consolidated)	(Carve-out)	(Carve-out)
			(Restated Note 3)	(Restated Note 3)

ASSETS
Current assets
Cash and cash equivalents	6	733,188	1,334,280	1,753,437
Restricted cash	6	29,611	29,556	32,010
Other receivables		41,747	149,369	39,510
Prepaids		322,126	77,050	5,385
Total current assets		1,126,672	1,590,255	1,830,342
Non-current assets
Equipment	7	5,487	—	—
TOTAL ASSETS		1,132,159	1,590,255	1,830,342
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	8	755,202	1,790,700	131,642
Convertible note liability	9	7,657,397	—	—
Derivative warrant liabilities	10	901,608	—	—
Due to NCAC Sponsor	11	1,474,256	—	—
Due to Psyence Group Inc	11	1,316,236	—	—
TOTAL LIABILITIES		12,104,699	1,790,700	131,642
EQUITY
Share Capital	12	46,125,397	5,934,141	4,537,055
Accumulated Deficit		(57,458,994)	(6,299,946)	(3,093,543)
Reserves		361,057	165,360	255,188
NET DEFICIT		(10,972,540)	(200,445)	1,698,700
TOTAL LIABILITIES AND NET DEFICIT		1,132,159	1,590,255	1,830,342

Nature of operations (note 1)

Subsequent events (note 19)

Approved on behalf of Board of Directors

“Dr. Neil Maresky”	“Jody Aufrichtig”
Chief Executive Officer and Director	Executive Chairman and Director

The accompanying notes are an integral part of the Consolidated Financial Statements

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PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Consolidated Statements of Net Loss and Comprehensive Loss

For the years ended March 31, 2024 and 2023

	Note	2024	2023
USD $	(1)	(Consolidated)	(Carve-out)
			(Restated Note 3)
Expenses
Sales and marketing		80,603	7,029
Research and development		954,593	1,608,895
General and administrative	15	557,904	366,435
Professional and consulting fees	15	1,158,484	1,252,510
Loss before other items		(2,751,584)	(3,234,869)
Other items
Other income	13	879,344	—
Depreciation	7	(240)	—
Interest income		2,134	1,554
Interest expense	13	(52,941)	—
Foreign exchange gain		(2,695)	26,912
Listing expense	5	(41,481,605)	—
Transaction expense	5	(2,461,025)	—
Gain on debt settlement	12	281,500	—
Fair value loss on convertible note	9	(5,157,397)	—
Fair value loss on warrant liability	10	(306,250)	—
Fair value loss on promissory notes	11	(108,288)	—
NET LOSS		(51,159,048)	(3,206,403)
Other comprehensive income/(loss)
Foreign exchange gain/(loss) on translation		3,715	(89,828)
Other comprehensive income		191,982	—
TOTAL COMPREHENSIVE LOSS		(50,963,351)	(3,296,231)
Loss per share - basic and diluted		(586.49)	(49.44)
Weighted average number of outstanding shares - basic and diluted		86,896	66,667

The accompanying notes are an integral part of the Consolidated Financial Statements

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PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Consolidated Statements of Changes in Shareholder Equity

For the years ended March 31, 2024 and 2023

						Total
		Number of				shareholders’
USD $	Note	shares	Share capital	Reserves	Deficit	equity (deficit)

Opening balance as at April 1, 2022		—	4,537,055	255,188	(3,093,543)	1,698,700
Psyence Group Inc contribution		—	1,397,086	—	—	1,397,086
Net loss for the year		—	—	—	(3,206,403)	(3,206,403)
Other comprehensive loss		—	—	(89,828)	—	(89,828)
Balance, March 31, 2023		—	5,934,141	165,360	(6,299,946)	(200,445)

Opening balance as at April 1, 2023		—	5,934,141	165,360	(6,299,946)	(200,445)
Issuance of shares to Psyence Group Inc	12	66,667	—	—	—	—
Issuance of shares to NCAC shareholders	5	103,929	37,336,416	—	—	37,336,416
Issuance of shares for debt settlement	12	2,000	718,500	—	—	718,500
Issuance of shares to third party advisors	12	5,946	2,136,340	—	—	2,136,340
Net loss for the year		—	—	—	(51,159,048)	(51,159,048)
Other comprehensive income		—	—	195,697	—	195,697
Balance, March 31, 2024		178,542	46,125,397	361,057	(57,458,994)	(10,972,540)

The accompanying notes are an integral part of the Consolidated Financial Statements

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PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the years ended March 31, 2024 and March 31, 2023

		Year ended	Year ended
	Note	March 31, 2024	March 31, 2023
	(1)	(Consolidated)	(Carve-out)
			(Restated Note 3)

Net loss		(51,159,048)	(3,206,403)
Non-cash adjustment:
Fair value loss on convertible note	9	5,157,397	—
Fair value loss on derivative warrant	10	306,250	—
Fair value loss on promissory notes	11	300,270	—
Gain on debt settlement	12	(281,500)	—
Share based compensation	16	317,882	221,287
Depreciation	7	240	—
Foreign exchange		3,658	(84,499)
Listing expense	5	41,481,605	—
Transaction expenses	5	2,100,830	—

Changes in working capital:
Other receivables		107,622	(109,858)
Prepaids		(245,075)	(71,665)
Accounts payable and accrued liabilities	8	(1,035,498)	1,659,058
Cash used in operating activities		(2,945,367)	(1,592,080)

Additions to equipment	7	(5,727)	—
Cash used for investing activities		(5,727)	—

Proceeds received from convertible note	9	2,500,000	—
Payment of promissory note	11	(150,000)	—
Proceeds received from Psyence Group Inc		—	1,172,923
Cash provided from financing activities		2,350,000	1,172,923

Change in cash and cash equivalents		(601,092)	(419,157)
Cash and cash equivalents, beginning of year		1,334,280	1,753,437
Cash and cash equivalents, end of year		733,188	1,334,280

The accompanying notes are an integral part of the Consolidated Financial Statements

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PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1. Nature of operations and going concern

Psyence Biomedical Ltd. (the “Company” or “PBM”), is a life science biotechnology company traded on the Nasdaq exchange (NASDAQ: PBM) that is focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicines. The Company is working towards developing safe and effective, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. The Company is initially focused on mental health disorders in the context of Palliative Care. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with an incurable cancer diagnosis in a palliative care context (the “Clinical Trials”).

The Company’s registered office is at 121 Richmond Street West, PH Suite 1300, Toronto, Ontario M5H 2K1.

The Company listed on the NASDAQ exchange on January 25, 2024. (“Carve-out Financial Statements”).

On February 15, 2023, Psyence Australia (Pty) Ltd was incorporated and registered in Victoria, Australia. It is a wholly owned subsidiary of the Company. It was incorporated as a wholly owned subsidiary of Psyence Group Inc. and was transferred to the Company concurrently upon completion of the RTO Transaction as described below.

On November 26, 2024, the Company consolidated its common shares and warrants on the basis of 75:1. As a result of the common share consolidation, figures in notes 1, 4, 5, 9, 10, 12 and 19 have been revised to reflect this consolidation.

Business Combination Agreement and NASDAQ listing

On January 9, 2023, Psyence Group Inc. (“Psyence Group” or “PGI”) entered into a definitive business combination agreement (the “Business Combination Agreement”) with Newcourt Acquisition Corp. (NASDAQ: NCAC), a special purpose acquisition company (“SPAC”). The agreement aimed to create a public company leveraging natural psilocybin for palliative care treatment. PGI is a listed Canadian company that contributed its clinical trial activities to the Company as described below. After the Business Combination Agreement closed the Company became an associate of PGI.

The transaction concluded on January 25, 2024, with PBM’s listing on NASDAQ. This transaction involved PBM acquiring the SPAC through a merger, thereby making the SPAC a wholly-owned subsidiary of PBM.

Transaction Overview:

On January 25, 2024 (the “Closing Date”), the Company, a corporation organized under the laws of Ontario, Canada, completed the previously announced business combination (the “RTO Transaction”) as per the Amended and Restated Business Combination Agreement (the “BCA”), dated July 31, 2023. The parties involved in the BCA included:

-	Psyence Group Inc.
-	Newcourt Acquisition Corp., a Cayman Islands exempted company.
-	Newcourt SPAC Sponsor LLC, a Delaware limited liability company (“NCAC Sponsor”).
-	Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a wholly owned subsidiary of Psyence Group.
-	Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada (“Original Target”).
-	Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Psyence Biomed II”).

Key Transactions (collectively, the “Business Combination”):

Formation of Subsidiaries: Prior to the execution of the BCA, Psyence Group formed two wholly owned subsidiaries: Psyence Biomed II and PBM.

Amalgamation: Prior to the Closing Date, Psyence Group amalgamated with the Original Target. Consequently, Psyence Group transferred shares of Psyence Australia Pty Ltd. and related business assets previously owned by the Original Target to Psyence Biomed II.

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PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Share Exchange: Psyence Group contributed Psyence Biomed II to PBM in a share-for-share exchange (the “Company Exchange”).

Merger: Following the Company Exchange, Psyence (Cayman) Merger Sub merged with Newcourt Acquisition Corp., with Newcourt Acquisition Corp. being the surviving entity. Each outstanding ordinary share of Newcourt Acquisition Corp. was converted into the right to receive one common share of PBM.

Warrant Conversion: Each outstanding warrant to purchase Newcourt Acquisition Corp. Class A ordinary shares was converted into warrants to acquire one common share of PBM on substantially the same terms as the original warrants.

On January 15, 2024 and January 23, 2024, the parties to the Business Combination Agreement entered into letter agreements (the “Closing Letter Agreements”) pursuant to which, among other things, PBM, Psyence Group, Original Target and Merger Sub (collectively, the “Psyence Parties”) agreed, on a conditional basis, to waive the closing conditions contained in the BCA that, at or prior to the closing of the Business Combination (the “Closing”), (i) Newcourt SPAC shall have no less than $20,000,000, net of liabilities, as of the Closing (the “Minimum Cash Condition”) and (ii) the PIPE (Private Investment in Public Equity) Investment in the PIPE Investment Amount shall have occurred or shall be ready to occur substantially concurrently with the Closing (the “PIPE Investment Condition”) and (iii) to waive certain deliverables of the Business Combination Agreement (the “Closing Deliverables”). Upon the Closing, the Psyence Parties waived in full the Minimum Cash Condition, the PIPE Investment Condition and the Closing Deliverables.

Convertible Note Financing

On January 15, 2024, in connection with the Business Combination, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) by and among (i) the Company, (ii) Psyence Biomed II, (iii) Sponsor and (iv) certain investors (the “Investors”) relating to up to four senior secured convertible notes (collectively, the “Notes” and the transactions pursuant to the Securities Purchase Agreement, the “Financing”), obligations under which will be guaranteed by certain assets of the Company and Psyence Biomed II, issuable to the Investors at or after the Closing, as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in cash subscription amounts.

The Note for the first tranche of the Financing (the “First Tranche Note”), for a total of $3,125,000 of principal in exchange for a total of $2,500,000 in subscription amounts and was issued to the Investors substantially concurrently with, and contingent upon, the Closing. The Financing closed immediately prior to the Business Combination (Refer to Note 9).

Merger Consideration

As consideration for all the issued and outstanding Psyence Biomed II common shares that the Company received in the Company Exchange, the Company issued to Psyence Group, 66,667 (5,000,000 pre-share consolidation) Common Shares. As a result, Psyence Group is the largest shareholder of the Company as at March 31, 2024.

These Consolidated Financial Statements (the “Financial Statements”) provide historical financial information of PBM, reflecting PBM as if it had been historically operating the Clinical Trials conducted by Psyence Group prior to the listing of PBM. The Financial Statements are carve out statements up to the date of listing of PBM.

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PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Going concern

These Financial Statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. During the year ended March 31, 2024, the Company incurred a net loss and comprehensive loss of $50,963,351 (Year ended March 31, 2023: $3,296,231) and the Company has not yet generated any revenue. The Company’s ability to continue operations depends on its ability to secure additional financing. There is uncertainty regarding the availability of financing at acceptable terms, which could impact the Company’s ability to continue operating. These conditions indicate a material uncertainty that cast significant doubt on the Company’s ability to continue as a going concern.

These Financial Statements do not reflect the adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to realize its assets and settle its liabilities as a in the normal course of operations. Such adjustments could be significant.

2. Basis of presentation

Statement of compliance

The Financial Statements of the Company have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Financial Statements were authorized for issue on July 26, 2024 by the directors of the Company.

Consolidated Statements of Financial Position

The Consolidated Statements of Financial Position include the assets and liabilities that are the Clinical Trial related assets and liabilities, which have been determined in the following manner:

●	Cash is comprised of cash and cash equivalents which the Company utilizes for working capital purposes.
●	Restricted cash comprises a guaranteed investment certificate which is held as collateral for a credit lending agreement.
●	Other receivables are comprised of sales tax receivable from the Canadian Revenue Agency and the Australian Taxation Office.
●	Prepaids consists of D&O insurance fees prepaid.
●	Accounts payable and accrued liabilities consist of audit, consulting fees and legal fees related to the Company and its Clinical Trials.

Consolidated Statements of Net Loss and Comprehensive Loss

●	The Consolidated Statements of Net Loss and Comprehensive Loss include operating expenses that are related to the Company and its Clinical Trials.

The Financial Statements up until January 25, 2024 were presented on a carve out basis (“Carve-out Financial Statements”).

The Financial Statements have been prepared on a carve-out basis from the PGI consolidated financial statements for the purpose of presenting the historical financial position, financial performance and cash flows of the Company on a stand-alone basis. The accounting policies applied in the Carve-out Financial Statements are, to the extent applicable, consistent with accounting policies applied in the PGI consolidated financial statements, and as a result, reflect the carrying amounts that are included in PGI’s consolidated financial statements.

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PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

In determining the perimeter of the Carve-out Financial Statements, the activities related to the Company’s clinical trials were considered to include the operations of Psyence Biomed Corp. and Psyence Australia (Pty) Ltd carried out through PGI directly as well as through legal entities of PGI as detailed above.

In the Carve-out Financial Statements of PBM, all intercompany balances and have been eliminated. The transactions and balances with the remaining PGI operations that are not part of these Carve-out Financial Statements have not been eliminated.

The Carve-out Financial Statements present the assets, liabilities, expenses and cash flows attributable to the clinical trial activities for the year ended March 31, 2023 and from April 1, 2023 to the Closing Date, and include allocations of certain transactions and balances.

The Company believes the allocation assumptions applied in the Carve-out Financial Statements to be a reasonable reflection of the utilization of services provided by PGI. However, different allocation assumptions could have resulted in different outcomes. The allocations are therefore not necessarily representative of the financial position, financial performance or cash flows that would have been reported if PBM operated on its own or as an entity independent from PGI during the periods presented.

The Company believes the basis of preparation described above results in the Carve-out Financial Statements reflecting the assets and liabilities associated with PBM and reflects costs associated with the functions that would be necessary to operate independently.

Basis of consolidation

These Financial Statement incorporate the accounts of PBM and its subsidiaries performing Clinical Trials. A subsidiary is an entity controlled by PBM and its results are consolidated into the financial results of the Company from the effective date of control up to the effective date of loss of control.

Control exists when an investor is exposed, or has the rights, to variable returns from the involvement with the investee and has liability to affect those returns through its power over the investee.

The subsidiaries of PBM have been consolidated commencing the Closing Date and on March 31, 2024 for the purpose of these Financial Statements are as follows:

Name of entity	Place of incorporation	% ownership	Accounting method
Psyence Australia Pty Ltd.	Australia	100%	Consolidated
Pysence Biomed II Corp.	Canada	100%	Consolidated
Newcourt Acquisition Corp.	Cayman Islands	100%	Consolidated

Inter-company balances and transactions are eliminated upon consolidation.

The financial results of subsidiaries in financial year ended March 31, 2023 and up to January 25, 2024 were presented on a carve out basis.

Basis of measurement

These Financial Statements have been prepared on an accrual basis, are based on historical costs, unless otherwise noted.

Functional and presentation currency

These Financial Statements are presented in United States Dollars (“USD $”), which is also PBM’s functional currency. The Company’s functional currency before the Closing Date of the BCA was Canadian Dollars.

This changed upon consummation of the BCA at which time the USD $ represents the currency of the Company’s funding and is the currency of the primary economic environment in which the Company operates in, except for the Company’s Australian subsidiary which has an Australian Dollar functional currency.

See change in accounting policy in note 3 for further details on the change in the Company’s presentation currency.

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PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

3. Material accounting policies

Financial instruments

Financial assets and financial liabilities, including derivatives, are recognized on the consolidated statements of financial position when the Company becomes a party to the financial instrument or derivative contract.

Summary of the Company’s classification and measurements of financial assets and liabilities:

Financial Assets and Liabilities	Classification	Measurement
Cash and cash equivalents	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Derivative warrant liability	FVTPL	Fair value
Convertible notes	FVTPL	Fair value
NCAC promissory note	FVTPL	Fair value
PGI promissory note	FVTPL	Fair value

Classification

The Company classifies its financial assets and financial liabilities in the following measurement categories: i) those to be measured subsequently at fair value through profit or loss (“FVTPL”); ii) those to be measured subsequently at fair value through other comprehensive income (“FVOCI”); and iii) those to be measured at amortized cost. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at FVTPL (irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in net loss or other comprehensive income (loss).

The Company reclassifies financial assets only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets to collect contractual cash flows that meet the sole payments of principal and interest (“SPPI”) criterion. Financial assets classified in this category are measured at amortized cost using the effective interest method.

Fair value through profit or loss

This category includes derivative instruments as well as quoted equity instruments which the Company has irrevocably elected, at initial recognition or transition, to classify at FVTPL. This category would also include debt instruments of which the cash flow characteristics fail the solely payments of principal and interest (“SPPI”) criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in net loss. The Company records its financial liabilities including derivatives, convertible loans and promissory notes at FVTPL. Derivatives are mandatorily recorded at FVTPL, whereas the Company has elected to record convertible loans and promissory notes at FVTPL.

Financial assets at fair value through other comprehensive income

Equity instruments that are not held-for-trading can be irrevocably designated to have their change in fair value recognized through other comprehensive income (loss) instead of through net loss. This election can be made on individual instruments and is not required to be made for the entire class of instruments. Attributable transaction costs are included in the carrying value of the instruments.

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PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Financial assets at fair value through other comprehensive income/(loss) are initially measured at fair value and changes therein are recognized in other comprehensive income/(loss).

Compound financial instrument and derivative liability

The Company determined that the warrants, including public warrants and the private warrants are derivative instruments and should be classified as a financial liability and are measured at FVTPL. Derivative and financial liabilities designated at FVTPL are carried subsequently at fair value with gains or losses recognized in net loss.

Each embedded derivative is measured and presented separately unless the whole hybrid financial instrument is designated as at FVTPL.

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in net loss. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through net loss or other comprehensive income/(loss) (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value are recorded in profit and loss, except where changes in fair value are attributable to changes in own credit risk which is recorded in other comprehensive income.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and, when applicable, short-term, highly liquid deposits which are either cashable or with original maturities of less than three months at the date of their acquisition.

Restricted cash

Restricted cash comprises a collateral agreement with a major chartered bank in Canada with regards to a credit card facility against which the Company deposited in a guaranteed investment certificate with the bank.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is transfer of resources or obligations between related parties.

Change in accounting policy

Pursuant to completion of the Business Combination Agreement and NASDAQ listing as explained in Note 1 to the audited consolidated financial statements, on January 25, 2024, the Corporation decided to change the presentation currency of its consolidated financial statements from Canadian Dollars to United States Dollars.

The Board of Directors believe that US Dollar financial reporting provides more relevant presentation of the Corporation’s financial position, funding and treasury functions, financial performance and cash flows.

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PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

A change in presentation currency represents a change in accounting policy in terms of IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, requiring the restatement of comparative information.

In accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates, the methodology followed in restating historical financial information from CDN$ to US$.

The average and closing rates used in translating the historical financial information from CDN$ to US$ for the various periods were as follows:

The closing rate used as at March 31, 2024 was $0.7380, as at March 31, 2023 was $0.7389 and as at March 31, 2022 was $0.8003.

The average rate used for the year ended March 31, 2024 was $0.7415 and for the year ended March 31, 2023 was $0.7559.

The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative reporting purposes, historical financial information has been translated to United States dollars which is disclosed in the tables below:

	March 31,		March 31,
	2023	Foreign	2023
	Reported CAD	Currency	Restated USD
Change in presentation currency	$	Translation	$
ASSETS
Current assets
Cash and cash equivalents	1,805,765	(471,485)	1,334,280
Restricted cash	40,000	(10,444)	29,556
Other receivables	202,150	(52,782)	149,369
Prepaids	104,276	(27,226)	77,050
Total current assets	2,152,192	(561,937)	1,590,255
TOTAL ASSETS	2,152,192	(561,937)	1,590,255
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,423,467	(632,767)	1,790,700
TOTAL LIABILITIES	2,423,467	(632,767)	1,790,700
EQUITY
Net equity	(271,275)	70,830	(200,445)
NET DEFICIT	(271,275)	70,830	(200,445)
TOTAL LIABILITIES AND NET DEFICIT	2,152,192	(561,937)	1,590,255

15

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

	March 31,		March 31,
	2022	Foreign	2022
	Reported CAD	Currency	Restated USD
Change in presentation currency	$	Translation	$
ASSETS
Current assets
Cash and cash equivalents	2,191,095	(437,658)	1,753,437
Restricted cash	40,000	(7,990)	32,010
Other receivables	49,372	(9,862)	39,510
Prepaids	6,729	(1,344)	5,385
Total current assets	2,287,196	(456,854)	1,830,342
TOTAL ASSETS	2,287,196	(456,854)	1,830,342
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	164,500	(32,858)	131,642
TOTAL LIABILITIES	164,500	(32,858)	131,642
EQUITY
Net equity	2,122,696	(423,996)	1,698,700
NET DEFICIT	2,122,696	(423,996)	1,698,700
TOTAL LIABILITIES AND NET DEFICIT	2,287,196	(456,854)	1,830,342

	March 31,		March 31,
	2023	Foreign	2023
	Reported CAD	Currency	Restated USD
Change in presentation currency	$	Translation	$
Expenses
Sales and marketing	9,292	(2,263)	7,029
Research and development	2,126,762	(517,867)	1,608,895
General and administrative	484,382	(117,947)	366,435
Professional and consulting fees	1,655,663	(403,153)	1,252,510
Loss before other items	(4,276,099)	(1,041,230)	(3,234,869)
Other items
Interest income	2,054	(500)	1,554
Foreign exchange gain	35,574	(8,662)	26,912
NET LOSS	(4,238,471)	(1,050,392)	(3,206,403)

16

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

	March 31,		March 31,
	2023	Foreign	2023
	Reported CAD	Currency	Restated USD
Change in presentation currency	$	Translation	$
Net loss	(4,238,471)	1,032,068	(3,206,403)
Non-cash adjustment:
Share based compensation	292,756	(71,469)	221,287
Foreign exchange	—	(84,499)	(84,499)

Changes in working capital:
Other receivables	(152,778)	42,920	(109,858)
Prepaids	(97,547)	25,882	(71,665)
Accounts payable and accrued liabilities	2,258,967	(599,909)	1,659,058
Cash used in operating activities	(1,937,073)	344,993	(1,592,080)

Proceeds received from Psyence Group Inc	1,551,744	(378,821)	1,172,923
Cash provided from financing activities	1,551,744	(378,821)	1,172,923

Change in cash and cash equivalents	(385,329)	(33,828)	(419,157)
Cash and cash equivalents, start of year	2,191,095	(437,658)	1,753,437
Cash and cash equivalents, end of year	1,805,765	(471,486)	1,334,280

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in the statements of net loss and comprehensive loss as incurred.

Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive as a result of a previous event, if it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.

Foreign currency translation

The Financial Statements are presented in USD $ which is PBM’s functional currency. The functional currency of its subsidiary consolidated within these Financial Statements is AUD $.

In each individual entity, a foreign currency transaction is initially recorded in the functional currency of the entity, by applying the exchange rate between the functional currency and the foreign currency at the date of the transaction.

At the end of the reporting period, monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at the period-end exchange rate. Non-monetary assets and liabilities are translated at rates in effect at the date the assets were acquired, and liabilities incurred.

17

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

The resulting exchange gains or losses arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition, are included in statement of net loss and comprehensive loss in the period in which they arise.

For the purpose of presenting these Financial Statements, the assets and liabilities of the subsidiary are translated into USD $ at the exchange rates prevailing at the end of the reporting period. Income and expenses are translated at the average rates for the period. The differences from translating subsidiaries is recorded in reserves.

Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares, which comprise convertible debentures, warrants and share options issued.

Share based compensation

The fair value of the options and RSUs granted by the Company shall be recognized as an expense in the Consolidated Financial Statements of the Company. The expense shall be recognized over the vesting period of the options. The fair value options shall be determined using the Black-Scholes model.

Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the income tax is also recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustments to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company.

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial Statements. Deferred income tax is determined on a non-discounted basis using the tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

4. Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. Actual results may differ from these estimates. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised. The following are deemed to be critical accounting policies as these require a high level of subjectivity and judgement and could have a material impact on PBM’s financial statements.

18

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Going concern

These Financial Statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

Management routinely plans future activities including forecasting future cash flows and forming judgements collectively with directors of the Company.

Judgement is required in determining if the Company’s has sufficient cash reserves, together with all other available information, to continue as a going concern for a period of at least twelve months.

As at March 31, 2024 the Company has concluded that a material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern.

Reverse takeover transaction

The determination of fair values of consideration paid and net assets acquired is subject to significant estimation. The Company treated the RTO Transaction as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of NCAC. The Company determined that the original shareholders of PGI became the single largest shareholder of the Company after the RTO Transaction, therefore the Company was the acquiror and NCAC was the acquiree.

The Company has determined the RTO Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NCAC is a non-operating entity that does not meet the definition of a business under IFRS 3. The excess of the consideration paid over the net liability acquired together with any transaction costs incurred for the Transaction is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments. The fair value of the consideration paid was estimated by the closing trading price ($359.25/share) ($4.79/share pre-share consolidation) of the Company’s common shares listed on the NASDAQ on January 25, 2024.

Convertible instruments

The valuation of convertible debt instruments is subject to significant management estimation. Convertible notes are compound financial instruments which have been designated as a FVTPL classification.

The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent remeasurement. As the Company has designated the entire convertible financial instrument as FVTPL given the embedded derivate liability that was contained by the convertible financial instrument, the debentures have not been separated into debt and derivative components. The determination of the fair value of the instrument used a combined discount cash flow approach and a Monte Carlo simulation.

Contingencies

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period. The actual results may vary and may cause significant adjustments.

The rebate over the tax claim is subject to inherent uncertainty and could be subject to being denied and clawed back by the Australian Tax office at a future date. The Company expects that a claw back of the rebate is highly unlikely.

19

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Deferred taxes

Significant estimates are required in determining the Company’s income tax provision. Some estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favourable or unfavourable effects on the Company’s future effective tax rate. These include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, and results of tax audits by tax authorities.

Inputs when using Black-Scholes valuation model

The estimates used in determining the private warrant fair values, utilizes estimates made by management in determining the appropriate input variables in the Black-Scholes valuation model. Inputs subject to estimates include volatility, estimated lives and market rates.

Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Government grants

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and the government grants will be received. Grants are recognized as income when they are received. The Company has recognized the government grant received during the period as research and development grants as other income in the consolidated statements of loss and comprehensive loss.

20

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

5. Reverse takeover transaction with NCAC

On January 25, 2024 the Company completed the RTO Transaction (See Note 1). As disclosed in Note 4, the RTO Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NCAC is a non-operating entity that does not meet the definition of a business under IFRS 3. The excess of the consideration paid over the net liability acquired together with any transaction costs incurred for the Transaction is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments. The fair value of the consideration paid was determined by the closing trading price ($359.25/share) ($4.79/share pre-share consolidation) of the NCAC’s common shares listed on the NASDAQ on January 25, 2024. This was initially estimated by the Company as the opening trading price ($266.255/share) ($3.55/share pre-share consolidation) of the Company’s common shares listed on the NASDAQ on January 26, 2024.

Accordingly, upon consummation of the BCA the Company issued 103,929 common shares in exchange for the outstanding ordinary shares held by NCAC stockholders.

The calculation of listing expenses is as follows:

Listing
Expense
Consideration paid:
Shares issued to NCAC shareholders	103,929
Total consideration shares issued	103,929
Fair value of the common shares	$359.25
Deemed consideration amount for the common shares issued	$37,336,416

Net identifiable liabilities acquired:
Cash and cash equivalent	$203
Accounts payable and accrued liabilities	$(2,136,505)
NCAC promissory note (Note 11)	$(1,413,529)
Derivative warrant liabilities (Note 10)	$(595,358)
Net liabilities acquired	$4,145,189

Listing expense	$41,481,605

The listing expense has been included in the consolidated statements of net loss and comprehensive loss.

Transaction expenses included in the consolidated statements of net loss and comprehensive loss are others costs of $2,461,025 in connection with the RTO Transaction composed of legal, banking, professional fees and costs related to the settlement of carved-out assets and liabilities from Psyence Group. Some payments to brokers and advisors were in the Company’s shares upon RTO at the closing trading price on January 25, 2024 (Refer Note 12).

The change in the estimate of the share price used to determine the fair value of consideration paid resulted in an increase to listing expense by $9,483,945 from the amount previously reported.

21

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

6. Cash, restricted cash and cash equivalents

Cash and cash equivalents include the following amounts:

	March 31,	March 31,
	2024	2023
Unrestricted cash held with chartered banks	733,188	1,334,280
Restricted cash	29,611	29,556
Total	762,799	1,363,836

●	unrestricted cash held with chartered banks and
●	the Company entered into a cash collateral agreement with a major chartered bank in Canada with regards to a credit card facility against which the Company deposited Canadian Dollars $40,000 in a guaranteed investment certificate with the bank. Amounts are presented as restricted cash on the statements of financial position.

7. Equipment

Computer
equipment
Cost
At March 31, 2023	—
Additions	5,727
At March 31, 2024	5,727

Accumulated Depreciation
At March 31, 2023	—
Charge for the year	(240)
At March 31, 2024	(240)

Carrying Value
At March 31, 2023	—
At March 31, 2024	5,487

8. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities include the following amounts:

	March 31,	March 31,
	2024	2023
Trade payables	562,352	1,628,143
Accrued liabilities	125,951	162,557
Provisions	66,899	—
Total	755,202	1,790,700

9. Convertible note liability

On January 15, 2024, in connection with the RTO Transaction (Note 5), the Company and Psyence Biomed II entered into the Securities Purchase Agreement with the Investors and the NCAC Sponsor, relating to up to four senior secured convertible notes obligations under which are guaranteed by certain assets of the Company and Psyence Biomed II, issuable to the Investors at or after the Closing, as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in cash subscription amounts (the “Convertible Note Financing”).

The First Tranche Notes, for an aggregate of $3,125,000 principal, were delivered by the Company to the Investors on January 25, 2024, in exchange for an aggregate of $2,500,000 in financing, which occurred substantially concurrently with the consummation of the RTO

22

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Transaction. On the original issuance date of the First Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the First Tranche Notes and is payable monthly in arrears in cash or in common shares of the Company at the Conversion Price (as defined below). The maturity date of the First Tranche Note is January 25, 2027.

The price at which the Investors can convert the outstanding principal and interest to the common shares (the “Conversion Price”) is determined as follows: The initial Conversion Price of the First Tranche Notes was $750.00 ($10.00 pre-share consolidation); provided, however, that such Conversion Price is subject to certain adjustments according to the terms and reset dates included in the First Tranche Notes and may be reduced to a Conversion Floor of $75.00, until the First Reset Date (5 days prior the initial Registration Statement is effective), then to $37.50 on the Second Reset Date (3-month anniversary of Closing Date) and no floor thereafter. The Conversion Price is the lowest volume-weighted average price (“VWAP”) of the shares up until conversion date subject to the conversion floor.

The Company is obligated to make a Make Whole Payment to Investors within thirty-five (35) Trading Days following a Conversion Date if the thirty (30) Day VWAP, starting from the first Trading Date after the conversion, is lower than the Conversion Price. The Make Whole Payment can be made in either cash or Common Shares, at the Company’s discretion, subject to certain conditions.

If the Company elects to settle the Make Whole Payment in Common Shares, it will transfer to the Holder the number of Common Shares (the “Make Whole Shares”) calculated as the difference between (A) the principal amount converted on the Conversion Date divided by the 30 Day VWAP, and (B) the principal amount converted divided by the Conversion Price on the Conversion Date. Alternatively, if the Company chooses to pay in cash, the payment will equal the number of Make Whole Shares multiplied by the 30 Day VWAP.

Total proceeds received were $2,500,000. The Company has designated the entire instrument as FVTPL instrument. The fair value of the convertible notes was estimated using a combined discounted cash flow approach and Monte Carlo simulation with the following assumptions as of March 31, 2024.

Inputs
Share price	85.50
Note principal amount	3,125,000
Prepayment Amount	130%
Discount rate shares	4.43%
Discount rate cash	20.83%
Volatility annual	100%
Volatility daily	6.30%
Risk free annual	4.43%

The fair value was calculated to be $7,657,397 as of March 31, 2024. A fair value loss was recognized of $5,157,397 during the year end March 31, 2024 ($nil, March 31, 2023).

10. Derivative warrant liabilities

Prior to the RTO Transaction, NCAC had two classes of warrants outstanding, which were assumed by the Company upon completion of the RTO Transaction.

Public Warrants: which had resulted from NCAC’s initial public offering (the “NCAC IPO”) and entitled to registration on the Form F-4 filed in connection with the RTO Transaction. These warrants were listed on Nasdaq Capital Market under the symbol “PBMWW”.

Private Warrants: which had resulted from NCAC’s private placement prior to the NCAC IPO.

As at the Closing Date and March 31, 2024, there were 174,267 (13,070,000 pre-share consolidation) warrants issued and outstanding, comprised of 166,667 (12,500,000 pre-share consolidation) Public Warrants and 7,600 (570,000 pre-share consolidation) Private Warrants. Each warrant is exercisable to purchase one common share at a price of $862.50 ($11.50 pre-share consolidation) per share. As a result of the potential cashless exercise feature included within the indenture of the warrants, the Company has classified the warrants as a liability measured at fair value through profit or loss as they failed to meet the “fixed-for-fixed” requirements prescribed by IAS 32 – Financial Instruments: presentation.

23

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Since the Public Warrants are traded on Nasdaq, their price is observable. The Company valued the Public Warrants using the closing price of PBMWW to measure their fair value.

The Company utilizes a Black-Scholes options valuation model to value the private warrants at each reporting period, with changes in fair value recognized in the statement of net loss and comprehensive loss. The estimated fair value of the warrant liability is determined using Level 2 inputs. Inherent in a Black-Scholes pricing model are assumptions related to expected volatility of the Public Warrants, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on industry historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 2 fair value measurements at March 31, 2024:

	Warrant Inputs at	Warrant Inputs at
	January 25, 2024	March 31, 2024
Share price	359.25	85.50
Expected dividend yield	Nil	Nil
Exercise price	862.50	862.50
Risk-free interest rate	4.01%	4.21%
Expected life	5.00	5.00
Expected volatility	17.67%	59.98%
Expiry date	January 25, 2029	January 25, 2029

At March 31, 2024 the fair value of the Public and Private Warrants was $875,000 ($5.25/warrant) (January 25, 2024 - $568,750) and $26,608 ($3.50/warrant) (January 25, 2024 - $26,608), respectively. A fair value loss of $306,250 was recognized on the statement of net loss and comprehensive loss.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Public Warrants		Private Warrants
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price
Balance, March 31, 2023	—	$—	—	$—
Issued	166,667	862.50	7,600	862.50
Balance, March 31, 2024	166,667	$862.50	7,600	$862.50

The following warrants were outstanding and exercisable at March 31, 2024:

			Number of	Number of
		Exercise	Warrants	Warrants
Issue Date	Expiry Date	Price	Outstanding	Exercisable
January 25, 2024	January 25, 2029	$862.50	174,267	174,267
Balance, March 31, 2024		$862.50	174,267	174,267

11. Promissory Notes

On January 25, 2024, the Company issued an unsecured convertible promissory note to Psyence Group Inc. (“PGI”) (the “PGI Note”), in the principal amount of $1,610,657, which is equal to the total amount owed to PGI in connection with loans the PGI had previously made to the Company. The PGI Note bears no interest, and (i) $150,000 of the principal balance of the PGI Note was paid on the date of the Closing and (ii) $1,460,657 of the principal balance of the PGI Note will be payable on the date that is the one-year anniversary after the Business Combination, or January 25, 2025. The proceeds from this loan were already received by the Company prior to the acquisition date. This note is convertible into shares at the option of PGI. The conversion price will be mutually agreed upon and such

24

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

conversion terms will not be less favourable than the below NCAC convertible promissory note. Given that the conversion price is not fixed, the conversion feature has been determined to be an embedded derivative and thus the entire instrument has been designated as FVTPL.

On January 25, 2024, NCAC issued an unsecured convertible promissory note to the Sponsor (the “NCAC Replacement Note”), in the principal amount of $1,615,501, which is equal to the total amount owed to Sponsor under certain existing promissory notes previously issued by NCAC to the Sponsor (the “Existing Notes”). The NCAC Replacement Note bears no interest, and (i) $100,000 of the principal balance of the NCAC Replacement Note became owing on the date of the Closing and (ii) $1,515,501 of the principal balance of the NCAC Replacement Note will be payable on the date that is the one-year anniversary after the Business Combination, or January 25, 2025. This note is convertible into shares at the option of NCAC Sponsor. The conversion price will be mutually agreed upon and such conversion terms will not be less favourable than the above PGI convertible promissory note. Given that the conversion price is not fixed, the conversion feature has been determined to be an embedded derivative and thus the entire instrument has been designated as FVTPL.

The fair value of the notes was calculated using a credit adjusted market borrowing rate.

12. Share capital

a) Authorized

The Company is authorized to issue an unlimited number of Common Shares, each without par value.

b) Issued and outstanding

On November 26, 2024, the Company consolidated its common shares on the basis of 75:1. All common shares and value per share amounts have been updated to reflect the share consolidation.

As at March 31, 2024, there were 178,542 (March 31, 2023 – nil) issued and outstanding Common Shares.

On January 25, 2024, because of the completion of the RTO Transaction, the Company issued 66,667 Common Shares to PGI, 103,929 to the previous shareholders of NCAC and 7,946 to third party advisors (see Note 5).

Payments to advisors of NCAC was settled in the Company’s shares upon RTO at the closing price. Accounts payable of $2,136,340 acquired from NCAC as part of the RTO transaction was settled through the issuance of 5,946 shares at a fair value of $359.25 per share on January 25, 2024.

An amount of $1,000,000 owing by the Company for services provided in relation to the RTO transaction was settled through the issuance of 2,000 common shares at a fair value of $359.25. A gain on settlement of $281,500 was included in the consolidated statements of net loss and comprehensive loss relating to this advisor settlement.

The prior year equity is the net parent investment which represents the net financings that the Company received from Psyence Group to fund it’s operations through contributions to the clinical trials, cash extended to the Company’s subsidiaries and the net effect of cost allocations from transactions with Psyence Group, all of which did not require repayments.

c) Loss per share

The calculation of basic and diluted loss per share is based on the loss for the year divided by the weighted average number of shares in circulation during the year. In calculating the diluted loss per share, potentially dilutive shares such as options, convertible debt and warrants have not been included as they would have the effect of decreasing the loss per share, and they would therefore be anti-dilutive.

25

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

13. Other income

The Company received a research and development rebate of AUD $1,336,622 ($879,344) from the Australian Taxation office. The Company benefits from the Australian Federal Government’s Research & Development tax incentive program, which provides up to a 43.5% rebate on research and development expenses in Australia.

This rebate represents a government grant aimed at supporting research and development activities. Therefore, in accordance with International Financial Reporting Standards (IFRS), the grant is recognized as income when there is a reasonable assurance that the grant will be received and that the Company will comply with the conditions attached to it. These conditions were satisfied when the Company received the rebate on October 5, 2023.

On August 21, 2023 the Company entered into a loan agreement via its Australian subsidiary Psyence Australia (Pty) Ltd (the “Borrower”), to borrow up to AUD $1,100,000 by way of a secured loan from RH Capital Finance Co., LLC. The Loan is secured by way of a General Security Agreement and company guarantee against the assets of the Borrower and the Company.

The loan was granted to the Borrower after it successfully registered its research and development activities with the Australian Federal Government. The Borrower benefits from the Australian Federal Government’s Research & Development tax incentive program, which provides up to a 43.5% rebate on research and development expenses in Australia. The Loan bears interest at 16% per annum subject to a minimum interest chargeable period of 91 days and is repayable at the earlier of: (a) 21 business days after the notice of assessment (in respect of R&D refunds) is issued by the Australian Taxation Office to the Borrower for the financial year ended June 30, 2023 (b) an event of default and (c) 30 November 2023.

The loan with RH Capital Finance Co., LLC was repaid in full on October 5, 2023 when the Company received the research and development rebate from the Australian Taxation office, which was utilized to settle the loan payable.

$29,697 (March 31, 2023 - $nil) in interest expense was incurred during the year ended March 31, 2024, on this loan. The loan and all outstanding interest was repaid.

14. Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of natural health business, to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk level.

The Company manages its capital structure and adjusts it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may obtain additional funding from equity financing, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents on hand.

To facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.

15. Transactions with related parties

All related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments. The Company incurred the following transactions with related parties during the years ended March 31, 2024 and March 31, 2023:

26

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Compensation to key management personnel

Key management personnel are those people who have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Directors.

Key Management Personnel	March 31, 2024	March 31, 2023
Short term benefits	465,702	593,729
Share based compensation	233,295	174,782
Total	698,997	768,511

Short term benefits consist of consulting fees, director’s fees, payroll and other benefits paid to key management personnel. Share based compensation is options granted to key management personnel.

16. Share based compensation

During the year ended March 31, 2024, $317,882 (Year ended March 31, 2023 - $221,287) was recognized for options and restricted stock units (“RSU’s”) granted by Psyence Group under professional and consulting fees expenses and general and administrative expenses on the consolidated statements of net loss and comprehensive loss.

This share-based compensation relates only to the historic carve out pre-combination period and does not relate to options or RSUs in the Company. No share options or RSUs have been issued by the Company post transaction and listing date.

17. Income tax note

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2023 – 26.5%) to the effective tax rate is as follows:

	2024	2023
Net Income/(Loss) before recovery of income taxes	(51,159,048)	(3,206,403)
Expected income tax (recovery)/expense	(13,557,148)	(849,679)
Difference in foreign tax rates	966	—
Listing expense	10,992,625	—
Other permanent expenses	2,061,001	—
Change in tax benefits not recognized	502,556	849,679
Income tax (recovery)/expense	—	—

Unrecognized deferred tax asset

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amounts of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

Unrecognized deductible temporary differences	2024	2023
Equipment	240	—
Other	124,132	22,035
Non-capital losses carried forward-Canada	1,357,347	—
Non-capital losses carried forward-Australia	164,861	1,699,257
	1,646,580	1,721,292

27

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

The Company’s non-capital loss carry forwards will expire as noted in the table below:

Year of expiry	Canada	Australia
2044	1,357,347	—
Indefinite	—	164,861
Total	1,357,347	164,861

18. Financial instruments and financial risk management

a) Financial instrument classification and fair value measurement

Financial instruments that are recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value of hierarchy has the following levels:

●	Level 1 – quoted prices in active markets for identical financial instruments.
●	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in the markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
●	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The table below presents the carrying value of the Company’s financial instruments:

	Level 1	Level 2	Level 3	Total
Derivative warrant liabilities – private warrants	—	26,608	—	26,608
Derivative warrant liabilities – public warrants	875,000	—	—	875,000
Convertible notes	—	—	7,657,397	7,657,397
NCAC Sponsor promissory note	—	—	1,474,256	1,474,256
PGI promissory note	—	—	1,316,236	1,316,236
Balance, March 31, 2024	875,000	26,608	10,447,889	11,349,497

The face value of the other financial instruments approximates the fair value due to the short-term maturity nature of the financial instruments.

There were no transfers in and out of level 3 during the year.

b) Risk management

In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk, foreign exchange risk and interest rate risk. These financial risks are subject to normal credit standards, financial controls, risk management as well as monitoring. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Credit risk

Credit risk arises from cash and cash equivalents held with banks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash and cash equivalents by depositing with only reputable financial institutions.

28

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through an ongoing review of future commitments and cash balances available. Historically, the Company’s main source of funding has been through investments from its parent. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant equity or debt funding.

The following table set forth the maturity of the contractual obligations as at March 31, 2024 and after

	Carrying	Contractual	Less than 1	Between 1
	Amount	Cash Flows	year	and 3 years
Accounts payable & accrued liabilities	714,182	714,182	714,182	—
Convertible note liability	7,657,397	3,875,000	250,000	3,625,000
Due to NCAC sponsor	1,615,501	1,615,501	1,615,501	—
Due to Psyence Group	1,460,657	1,460,657	1,460,657	—
Total contractual obligations	11,447,737	7,665,340	4,040,340	3,625,000

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no significant interest-bearing assets or liabilities and therefore its income and operating cash flows are substantially independent of changes in market interest rates.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency.

As at March 31, 2024, a 10% fluctuation in foreign exchange rates would result in a $4,139 impact to net loss and comprehensive loss.

19. Subsequent Events

On May 16, 2024, the Company issued an additional 2,373 shares to third - party consultants and legal advisors.

The Company has received additional financing of $1,000,000 related to the Second Tranche of convertible notes:

-

On May 31, 2024, the Company received proceeds of $250,000 related to the issuance of the Second Tranche Notes. The principal amount of $312,250 was issued under the same terms as the First Tranche Notes, with interest accruing at 8.0% per annum from the issuance date. The Conversion Price remains subject to adjustment as per the terms outlined in the original Securities Purchase Agreement.

-

On June 17, 2024, an additional $250,000 in proceeds was received by the Company for the issuance of the Second Tranche Notes. The principal amount issued was $312,250, also under the terms consistent with the First Tranche Notes. Interest accrues at 8.0% per annum from the date of issuance, with the Conversion Price subject to the same adjustment mechanisms detailed in the initial agreement.

-

On July 15, 2024, an additional $500,000 in proceeds was received by the Company for the issuance of the Second Tranche Notes. The principal amount issued was $625,000, also under the terms consistent with the First Tranche Notes. Interest accrues at 8.0% per annum from the date of issuance, with the Conversion Price subject to the same adjustment mechanisms detailed in the initial agreement.

These subsequent financings are part of the Convertible Note Financing arrangement entered into in connection with the RTO Transaction.

29

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

The Company has received two conversion notices related to the First Tranche of convertible notes:

-	On May 15, 2024, a conversion notice was received for a principal amount of $70,000. This amount converted at a VWAP of $40.21 per share, resulting in the issuance of 1,741 shares.
-	On June 20, 2024, a second conversion notice was received for a principal amount of $1,072,200. This converted at a VWAP of $40.21 per share, leading to the issuance of 26,667 shares.
-	Concurrently, the Company issued 1,157 shares on May 15, 2024, and 1,047 shares on June 20, 2024, to cover outstanding interest on the outstanding principal at a VWAP of $40.21 per share.

On August 20, 2024, the Company and the Investor signed an addendum to the securities purchase agreement, which requires the Investor to convert the outstanding notes into common shares as soon as possible, within the limits of the agreement. As part of the Addendum, the Investor received 13,333 common shares and 6,667 warrants with a two-year expiry, exercisable at $37.50 per share.

-	On September 4, 2024, a conversion notice was received for a principal amount of USD $675,180. This converted at a VWAP of $28.13 per share, leading to the issuance of 24,000 shares.
-	On September 6, 2024, a conversion notice was received for a principal amount of USD $375,100. This converted at a VWAP of $28.13 per share, leading to the issuance of 13,333 shares.
-	On September 10, 2024, a conversion notice was received for a principal amount of USD $600,160. This converted at a VWAP of $28.13 per share, leading to the issuance of 21,333 shares.
-	On September 19, 2024, a conversion notice was received for a principal amount of USD $1,258,364. This converted at a VWAP of $28.13 per share, leading to the issuance of 44,730 shares.

These conversions and interest issuances are in accordance with the terms outlined in the Securities Purchase Agreement and are related to the Convertible Note Financing arrangement initiated in connection with the RTO Transaction.

On November 27, 2024, the Company issued 182,323 warrants with a nominal exercise price and 151,010 common shares in full and final settlement of all provisions under the convertible note. The convertible note holder exercised the warrants on December 5, 2024.

In July, 2024, the Company completed a warrant exchange agreement with an unaffiliated third-party investor of warrants to purchase the Company’s common shares, no par value per share, which warrants are currently trading on Nasdaq. Pursuant to the Warrant Exchange Agreement, the Company issued to the Holder 8,800 Common Shares in exchange for the surrender and cancellation of 8,800 Public Warrants held by the Holder.

On August 12, 2024, the Company issued 2,294 shares to third-party consultants.

On August 28, 2024, the Company entered into a $25 million equity line of credit (ELOC) agreement with White Lion Capital, LLC, which was declared effective by the U.S. Securities and Exchange Commission (SEC). This agreement allows the Company to sell up to $25 million in shares over a 24-month period, subject to specific conditions outlined in the Purchase Agreement.

Subsequent to year end the Company issued 1,744,635 shares for gross proceeds of $6,677,598 under the ELOC.

On September 30, 2024, the NCAC Note holder converted the entire outstanding principal balance of $1,615,501 into 43,080 common shares at a conversion price of $37.50 per share. There is a make whole provision which entitled the NCAC Note holders to a top-up in shares if the share price was lower than the conversion price on September 30, 2024 at the make whole date.

On December 9, 2024 the Company issued 373,555 common shares to settle the make whole entitlements under the NCAC promissory note.

On September 30, 2024, PGI converted $1,037,960 of the PGI promissory note principal of $1,460,657 into 27,679 common shares at a conversion price of $37.50 per share. Following this conversion, the remaining principal balance was $422,697. There is a make whole provision which entitled the PGI Note holders to a top-up in shares if the share price was lower than the conversion price on September 30, 2024 at the make whole date. On October 25, 2024, for the PGI promissory note which had a remaining principal balance of $422,697, was converted into 11,272 common shares.

30

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

On October 28, 2024, the Company acquired 1,000 shares in Psyence Labs Ltd (Psy Labs) from PGI. PsyLabs is a private company headquartered in the BVI. PsyLabs is focused on the production of psychedelic active pharmaceutical ingredients and extracts. The Company issued 26,667 common shares at a price of $41.25 per share in exchange for the shares in Psy Labs. There was also a make whole provision which entitled PGI to a top-up in shares if the share price at January 15, 2025 was lower than the share price on October 28, 2024.

On December 9, 2024 the Company issued to PGI 594,771 common shares to settle the make whole entitlements under the promissory note and purchase of shares in Psy Labs from PGI.

On November 26, 2024, the Company consolidated its common shares on the basis of 75:1.

On December 24, 2024 the Company entered into a private placement agreement with HC Wainwright. The Company received $2 million in gross proceeds for the issuance of 380,000 common shares and 620,000 pre-funded warrants with a nominal exercise price. In connection with the private placement, the Company issued 2,000,000 warrants with a $2 exercise price and 75,000 warrants with a $2.50 exercise price.

31